SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

Marine Exploration Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

 (Title of Class of Securities)

56824A103

 (CUSIP Number)

Robert Stevens
535 16th Street, Suite 820
Denver, CO  80202
303-459-2485

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 25, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 56824A103

1)	Name of Reporting Persons:

Hoss Capital LLC
Technology Partners LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Colorado
	(7)	Sole Voting Power

		Hoss Capital LLC 408,166,556
Number of		Technology Partners LLC 17,327,018
Shares	(8)	Shared Voting Power
Beneficially
Owned		415,493,574
By Each	(9)	Sole Dispositive Power
Reporting
Person With		Hoss Capital LLC 408,166,556
		Technology Partners LLC 17,327,018
	(10)	Shared Dispositive Power

		415,493,574
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

Hoss Capital LLC 408,166,556
Technology Partners LLC 17,327,018

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Hoss Capital LLC 44.2%
Technology Partners LLC .018%
14)	Type of Reporting Person

Both entities are Colorado Limited Liability Companies

Item 1.  Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Marine Exploration, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 535 Sixteenth Street, Suite 820,  Denver, Colorado 80202

Item 2.  Identity & Background

Hoss Capital LLC and Technology Partners LLC are both Colorado Limited Liability Companies that are controlled by Paul Enright, President of the Company and Robert L. Stevens, Secretary of the Company as its sole managers.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

Hoss Capital LLC and Technology Partners have provided working capital on an “as needed” basis for the Company since inception, and the amounts owed as of March 24, 2010 were $765,024.54 and $25,815.74 respectively. Hoss Capital LLC has posted a Rule 10b5-1 trading plan on the Company’s website, which was declared effective January 11, 2010, however planned sales have not commenced under the plan. All trading under the plan will be reported under Form 4 filings by Msrs. Enright and Stevens as required under Rule 16a-3.

Hoss Capital LLC on March 25, 2010 converted $360,000 of its current notes in the Company to 360,000,000 shares of restricted common stock at par value.

Item 4.  Purpose of Transaction.

The Reporting Persons hold the shares of Company Common Stock for investment. In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.

Item 5.    Interest in Securities of the Company.

As of March 26, 2010, the  Company has [totals] shares outstanding. The Reporting Person’s interest in the Company is as follows:

(a)	Technology Partners LLC directly owns TECH, which equates to TECH% of the issued and outstanding securities of the Company.
(b)	Hoss Capital LLC directly owns HOSS, which equates to HOSS% of the issued and outstanding securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Hoss Capital LLC and Technology Partners LLC are both controlled by Paul D. Enright, President of the Company, and Robert L. Stevens, Secretary and acting CFO of the Company.

Item 7.  Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 29, 2010

Hoss Capital LLC

By:	/s/ Robert Stevens
Name: Robert Stevens
Title: Manager

/s/ Paul Enright
Name: Paul Enright
Title: Mamanger

Technology Partners LLC

By:	/s/ Robert Stevens
Name: Robert Stevens
Title: Manager

/s/ Paul Enright
Name: Paul Enright
Ttitle: Mamager